Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

The following slide presentation was delivered at a CBOE lessors meeting held in Boca Raton, Florida on March 11, 2010.

CBOE Demutualization Lessors Meeting March 11, 2010

Agenda Welcome and Introductions William Power, Lessor Director and Chairman of the Lessors Committee Demutualization Overview William Brodsky Mark Duffy, Member Vice Chairman William Power Edward Tilly Industry and Competitive Overview William Brodsky, Chairman and CEO Edward Tilly, Executive Vice Chairman 2

CBOE Holdings Registration Statements On March 11 CBOE filed Amendment 5 to CBOE Holdings’ S-4 Registration Statement and an initial S-1 Registration Statement Amendment 5 updates CBOE Holdings’ existing S-4 and includes the proxy statement to be used to solicit the membership vote on the restructuring transaction or “demutualization.” It is available at www.cboe.org. The S-1 Registration Statement has been filed in response to the board’s decision to pursue an initial public offering of CBOE Holdings stock concurrently with the restructuring 3

CBOE’s Demutualization Strategy... Pursue a concurrent demutualization and initial public offering (IPO) Pending favorable market conditions, target completion of both demutualization and IPO by the end of the second quarter of 2010 Prior to the vote the S-4 will specify price below which CBOE would not proceed If market conditions suggested that such a price is not feasible we will not proceed with either the restructuring transaction or the IPO without seeking additional member approval 4

CBOE’s Demutualization Strategy... Provides owners multiple opportunities to monetize a portion of their current investment in CBOE Special dividend IPO Tender offer Quarterly dividends First lock up expiring 180 days following IPO Second lock up expiring 360 days following IPO Repurchasing shares through the tender offer limits dilution and allows members to sell stock after the IPO, prior to expiration of the lock ups 5

...CBOE’s Demutualization Strategy Intended use of proceeds of shares sold by CBOE would be for general corporate purposes as well as to fund the repurchase of Class A-1 and A-2 common stock through a proposed tender offer It is anticipated that the proposed tender offer would be made approximately 30 -120 days following the IPO, subject to market conditions 6

Recap of the Settlement CBOE is obligated to demutualize as soon as commercially reasonable. If demutualization has not occurred by Dec. 2, 2010, CBOE must pay out the $300 million at that time Participating Group A Settlement Class Members (“A Participants”) and Participating Group B Settlement Class Members (“B Participants”) will share in a cash pool equal to $300 million Each “B Participant” will receive from the cash pool $250,000 for each Exercise Right Privilege owned Each “A Participant” will receive a pro rata share of the remaining cash pool plus equity in CBOE Holdings such that when their equity is compared to the seat owners it shall be in a proportion of 18% to the 82% Certain “A Participants” will receive a payment equal to certain access fees they paid to CBOE from July 2007 until the date of the restructuring transaction 7

The Restructuring Transaction... CBOE will complete its demutualization through the following steps: CBOE will become a wholly-owned subsidiary of CBOE Holdings, Inc. Each of the 930 CBOE seats will be exchanged for 60,000 shares of Class A common stock in CBOE Holdings, Inc. Each of the 629 “A Participants” will receive 14,080 shares of Class B common stock of CBOE Holdings, Inc. with respect to each of the 870 Group A Packages 8

The Restructuring Transaction... Following the demutualization: Each former seat owner will receive a special dividend of $100,200.00 per seat (or $1.67 per Class A share) Each “A Participant” will receive a special dividend of $23,513.60 (or $1.67 per Class B share) per Group A Package Seats will no longer exist and member access to CBOE will be through CBOE trading permits issued by CBOE 9

Share Ownership Post Demutualization 10 17.57% 80.02% 2.24% 0.17% CBOE Seat Owners Settlement Class Management Board of Directors

...The Restructuring Transaction Concurrently with the restructuring transaction, CBOE intends to have an underwritten initial public offering of unrestricted common stock Owners may participate as sellers in the IPO Upon completion of the IPO each share issued to former seat owners and members of the settlement class will be converted into one-half of one share of Class A-1 and A-2 common stock The A-1 and A-2 common stock will have all the rights and privileges of Class A common stock but will be issued subject to different transfer restrictions: the A-1 shares will be subject to a 180-day lockup; the A-2 shares will be subject to a 360-day lockup 11

The Proposed Tender Offer We currently intend to conduct a tender offer commencing between the 30th and the 120th day after the closing of the IPO, subject to market conditions Technically there would be two concurrent tender offers, one for the A-1 shares and one for the A-2 shares, each in the same aggregate amounts The price offered per share in each tender offer will be approximately the prevailing market price of the unrestricted common shares at the time the offers commence The aggregate dollar amounts of the tender offers, if fully subscribed, would be roughly equal to the net proceeds from the IPO 12

How Does Amendment 5 Change the S-4? Incorporates the final resolution of Exercise Right litigation Makes the demutualization contingent upon a concurrent initial public offering Addresses issues not previously addressed, such as: Number of shares to be received Payment of a special dividend Proposed tender offers Ongoing dividend policy Incorporates updates of: Financial and statistical information and analysis Risk factors and legal proceedings Various industry and regulatory trends Directors and management after restructuring 13

Next Steps Membership meetings: First membership meeting is March 18th at 3:30pm CST Print and mail proxy materials Communicate with seat owners and Class Members regarding possible participation as sellers in IPO Hold member meeting and conduct vote SEC approval of the restructuring transaction Assessment of IPO market Pricing of offering and trading commences Demutualization becomes effective and dividend paid Close IPO and distribute shares 14

Disclaimer This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement. 15

Industry & Competitive Overview CBOE Volume and Market Share Penny Pilot Expansion Professional Customer C2 Washington Issues Transaction Tax 60/40 Tax Treatment OTC Clearing Short Sale Dark Pools/HFT 16

[LOGO]